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# Axos Financial, Inc. Investor Presentation

February 2021

NYSE: AX

axos Banking Evolved

# Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, projected consummation of pending acquisitions, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020, Form 10-Q for the quarter ended December 31, 2020 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.



# Axos' Business Model is Differentiated From Other Banks

| Customer Acquisition | Sales | Servicing | Distribution |
|---|---|---|---|
| • Digital Marketing<br>• Affinity and Distribution Partners<br>• Data mining/target feeding direct marketing<br>• Cross-selling | • Automated fulfillment<br>• Inbound call center sales<br>• Outbound call center sales<br>• Minimal outside sales<br>• Significant inside sales | • Self-service<br>• Digital journey<br>• Direct banker (call center) | • Balance sheet<br>• Whole loan sales options<br>• Securitization |

**Core Digital Capabilities**

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

# Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

| *As % of average assets* | Axos[1] (%) | Banks Greater Than $10bn[2] (%) |
|---|---|---|
| Net interest income | 3.99% | 2.32% |
| Salaries and benefits | 0.98% | 1.08% |
| Premises, equipment and other non-interest expense | 0.95% | 1.19% |
| **Total non-interest expense** | **1.93%** | **2.26%** |
| **Core business margin** | **2.06%** | **0.06%** |

1. For the three months ended 9/30/2020 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved 1/29/2021.
2. All Commercial Banks by asset size. FDIC reported for three months ended 9/30/2020. Total of 151 institutions >$10 billion. Data retrieved 1/29/2021.

# Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth


Consumer Banking
Securities
Commercial Banking

## Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives will generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

# Our Model is Built for Increased Digital Interactions

## COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

### Consumer Banking

- Convenience and superior user experience keys to long-term success
- Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell
- Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages
- UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform

### Commercial Banking

- Providers that integrate banking with specialized software to serve specific customer segments will gain market share
- Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model
- Winning cash/treasury management accounts through > automation and custom API integration
- Regional sales leaders supported by centralized service team creates a more efficient and scalable model

### Securities

- Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
- Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
- Owning clearing, custody, and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics

# Fiscal 2021 Second Quarter Highlights Compared with Fiscal 2020 Second Quarter

axos™

## Asset Growth



$ Millions
20,000
15,000
10,000
5,000
0
12,269
14,393
17.3%
Q2 2020
Q2 2021

## Deposit Growth



$ Millions
15,000
10,000
5,000
0
10,114
11,463
13.3%
Q2 2020
Q2 2021

## Net Income



$ Millions
100
50
0
42.9*
41.3
56.6*
54.8
31.7%
Q2 2020
Q2 2021

## Diluted EPS



$ Diluted EPS
1.00
0.80
0.60
0.40
0.20
0.00
0.69*
0.67
0.94*
0.91
36.2%
Q2 2020
Q2 2021

**Return on Equity = 17.81%***

**Return on Assets = 1.62%***

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, exclude non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 17.30% and ROA was 1.57% based on GAAP earnings.

# Fiscal 2020 Highlights Compared with Fiscal 2019

axos™

## Asset Growth



$ Millions
15,000
10,000
5,000
0
11,220
23.5%
13,852
FY 2019
FY 2020

## Deposit Growth



$ Millions
15,000
10,000
5,000
0
8,983
26.2%
11,337
FY 2019
FY 2020

## Net Income



$ Millions
200
100
0
172.0*
155.1
10.8%
190.5*
183.4
FY 2019
FY 2020

## Diluted EPS



$ Diluted EPS
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.75*
2.48
12.7%
3.10*
2.98
FY 2019
FY 2020

**Return on Equity = 16.21%***

**Return on Assets = 1.59%***

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, ROE was 15.65% and ROA was 1.53% based on GAAP earnings.

# Diluted EPS and Book Value Per Share Have Been Consistently Strong

## Diluted EPS (FY)



$ per share
3.0
2.5
2.0
1.5
1.0
0.5
0.0
17% CAGR
1.34
1.87
2.10
2.37
2.48
2.75*
2.98
3.10*
2015
2016
2017
2018
2019
2020

## Book Value Per Share (FY)



$ per share
25
20
15
10
5
0
19% CAGR
8.51
10.73
13.05
15.24
17.47
20.56
2015
2016
2017
2018
2019
2020

*Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48 and $2.98 for FY19 and FY20, respectively, based on GAAP earnings.

# Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles


Stable Net Interest Margin
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.91%
3.95%
4.11%
4.07%
4.12%
FY2016
FY2017
FY2018
FY2019
FY2020
Axos NIM - reported
Fed Funds

# Axos is a Top Quartile Performer Versus Bank Peer Group

| | Axos Bank | Peer Group | Percentile |
|---|---|---|---|
| ROAA | 1.80% | 1.18% | 80% |
| Return on equity | 19.95% | 8.05% | 90% |
| G&A | 1.92% | 2.46% | 27% |
| Efficiency ratio | 38.46% | 65.43% | 7% |

**The 90% on ROE means that the Bank outperformed 90% of all banks. The 27% G&A ranking means that only 27% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.**

Source: Uniform Bank Performance Report (UBPR) as of 12/31/20; data retrieved 2/1/21.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 12/31/20.

# Net Loan Growth by Category for Second Quarter Ended December 31, 2020

axos

$ Millions

| Loans & Leases | | Q2 FY21 | Q1 FY21 | Inc (Dec) |
|---|---|---|---|---|
| Single Family Mortgage & Warehouse | Jumbo Mortgage | $4,068 | $4,212 | ($144) |
| | SF Warehouse Lending | 1,185 | 723 | 462 |
| Multifamily & SB Commercial Mortgage | Multifamily | 1,930 | 1,904 | 26 |
| | Small Balance Commercial | 433 | 395 | 38 |
| Commercial Real Estate | CRE Specialty | 2,586 | 2,346 | 240 |
| | Lender Finance RE | 135 | 98 | 37 |
| Commercial & Industrial Non-RE | Lender Finance Non RE | 510 | 544 | (34) |
| | Equipment Leasing | 130 | 148 | (18) |
| | SBLOC & Other | 293 | 175 | 118 |
| Auto & Consumer | Auto | 269 | 273 | (4) |
| | Unsecured / OD | 58 | 57 | 1 |
| Other | PPP | 140 | 163 | (23) |
| | Refund Advance & Other | 11 | 17 | (6) |
| | | $11,749 | $11,055 | $ 694 |

# Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$-
$10,141,397
$10,372,921
$10,631,349
$10,925,450
$11,609,584
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

| Average Loan to Value | | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021 | Q2 2021 |
|---|---|---|---|---|---|---|
| | **Multifamily** | 53% | 54% | 55% | 56% | 56% |
| | **Single family** | 57% | 57% | 58% | 58% | 58% |

# Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)


$M
160
140
120
100
80
60
40
20
0
6.7
132.9
(2.6)
(2.1)
(3.5)
(1.0)
11.5
5.7
136.4
September 30, 2020
ACL + UCL
Commercial Lease Charge-off
Other Net Charge-offs
Reduction of Provision for HRB Refund Advance Loans
Other Net Provisions
December 31, 2020
ACL + UCL

# Allowance for Credit Losses (ACL) by Loan and Lease Category at December 31, 2020

$ Millions

**Loans & Leases**

| | Loan Balance | ACL $ | ACL % |
|---|---|---|---|
| Single Family Mortgage and Warehouse | $5,252.8 | $ 32.8 | 0.62% |
| Multifamily & SB Commercial Mortgage | 2,363.0 | 12.9 | 0.55% |
| Commercial Real Estate | 2,720.9 | 56.7 | 2.08% |
| Commercial & Industrial Non-RE | 933.1 | 19.1 | 2.05% |
| Auto & Consumer | 327.3 | 7.4 | 2.26% |
| Other | 151.5 | 7.5 | 4.95% |
| | $11,748.7 | $ 136.4 | 1.16% |

# Loan Origination Growth

## Fiscal Year Loan Originations


$ Billions
8
7
6
5
4
3
2
1
0
14.3%
5-yr CAGR
4.3
1.0
3.3
5.0
1.4
3.6
5.6
1.4
4.2
7.5
1.6
5.9
8.4
1.5
6.9
8.4
1.6
6.8
2015
2016
2017
2018
2019
2020

| | | | | | |
|---|---|---|---|---|---|
| **Annual growth rate** | *15.6%* | *11.2%* | *34.7%* | *12.3%* | *0%* |

Loans for sale
Loans for investment

## Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

# Diversified Deposit Businesses

axos™

**Deposit**

## Key Elements

| Business | Key Elements |
| --- | --- |
| **Consumer direct** | Full service digital banking, wealth management, and securities trading* |
| **Distribution Partners** | Exclusive relationships with significant brands, groups, or employers<br>Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor |
| **Small business banking** | Business banking with simple suite of cash management services |
| **Commercial/ Treasury Management** | Full-service treasury/cash management<br>Team enhancements and geographic expansion<br>Bank and securities cross-sell |
| **Axos Securities** | Broker-dealer client cash<br>Broker-dealer reserve accounts |
| **Specialty deposits** | Fiduciary services for trustees<br>1031 exchange firms<br>Title and escrow companies<br>HOA and property management |
| **Fiduciary Services** | Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship<br>Software allows servicing of SEC receivers and non-chapter 7 cases |

*Fiscal Q4 2021 Expected Launch

# Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

## June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%
Savings
31%
Time deposits
50%

## December 31, 2020

100% of Deposits = $11.5 billion



Savings – IRA
3%
Checking and other demand deposits
54%
Savings
28%
Time deposits
15%

**Checking Growth (6/2013 – 12/2020) = 1,484%**

**Savings Growth (6/2013 – 12/2020) = 401%**

# Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States


Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90
United States
Montana
North Dakota
South Dakota
Wyoming
Idaho
Nevada
Utah
Texas
New Mexico
Maine
New Brunswick
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Nuevo León
Sinaloa
Durango

**Axos Deposits Have National Reach With Customers in Every State**

# Commercial Loans and Deposits
# 4 years of growth



Spot Balance ($BN's)
$5
$4
$3
$2
$1
$0
$1.73
$1.08
$4.45
$3.21
21%
25%
2015
2019
Loans
Deposits

| Loan Growth Drivers | Deposit Growth Drivers |
|---|---|
| •Product Expansion<br>•Repeating Client Relationships<br>•Reputation for Reliable Execution | •Service to Specialty Verticals<br>•Technology and Application Integration<br>•Reposition as Commercial Banker |

# Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

## Deposit Growth


$ Millions
20.6%
5-yr CAGR
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,452
6,044
6,900
7,985
8,983
11,337
2015
2016
2017
2018
2019
2020

| | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|---|---|
| **% CDs[1]** | 18% | 17% | 12% | 25% | 26% | 20% |
| **% Borrowings[2]** | 15% | 12% | 9% | 6% | 6% | 4% |

## Future Plans

- Enhanced digital marketing automation integrated to outbound sales group
- Products and technology integration targeted to specific industry groups
- Creation of differentiated consumer and business banking platform
- Enhanced focus on customer service and user experience
- Leverage existing and create new distribution partnerships to allow for reduced acquisition cost and leverage of external brands

[1] as a % of total deposits
[2] as a % of total liabilities

# Diversified Fee / Non-Interest Income

| Fee Income | Component | % Fee Income Fiscal Q2 2021* | % Fee Income FY 2020* |
|---|---|---|---|
| Mortgage Banking | Agency, Jumbo, Multifamily | 37% | 20% |
| Gain on Sale – Other | Structured Settlement, Other | 1% | 7% |
| Deposit/ Service Fees | Cash/Treasury Management, Consumer Deposit, Payments | 24% | 16% |
| | Tax, Prepaid | 11% | 29% |
| Prepayment Fee | | 5% | 6% |
| Broker-Dealer | | 22% | 22% |

*Excludes securities income

# Axos Securities Overview

## Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

**Axos Securities**

| | |
|---|---|
| **Axos Clearing** Securities Clearing & Custody | **62 IBDs 110,000 Clients** |
| **Axos Invest** Digital Wealth & Personal Financial Management | **24,000 Clients** |
| **Axos Trading**[1] Self-Directing Trading | **Expected Launch Fiscal Q4 2021** |

**Access to ~135,000 Clients**

**Consumer Banking**
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

**Commercial Banking**
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

**Digital Solutions**
- Universal Digital Platform
- Account Opening Platform

[1] Target "go-live" Fiscal Q4 2021

# Securities Strategy

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features



Onboard Clients Faster
"Single-Pane"
Rich Banking and Securities features
Independent RIAs
Introducing Broker-Dealers
Self-Directed Trading
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
TRADING
WEALTH
BANKING
CUSTODY

# Secular Industry Trends Provide Opportunities for Axos

axos™

**Fee Compression for Active and Passive Investment Managers**

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

**Advisors are Leaving Wirehouses to Become Independent Advisors**

- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well

**Aging Advisor Population Is Driving Consolidation and Succession Planning**

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

**Digitization of Wealth Management**

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

# Business Segment Overview – Axos Invest

| | |
|---|---|
| **Core Services** | ▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process.<br>▪ Provides premium packages for clients who want additional value beyond our core services. |
| **Customer Behavior** | ▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition.<br>▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account).<br>▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week. |
| **Customer Served** | ▪ Do-It-Yourself Mass Market |

**24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services**

# Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points

## INTEGRATED FINANCIAL PRODUCTS

SEEK GUIDANCE



MILESTONES
New Home
100%
$54,829.19 Value
$550.00 Weekly
JUN 2019
New Car
45%
$900.00 Weekly
APR 2056
Retirement
7%
$100.00 Weekly
OVERVIEW
PLANNING
FUNDING
INVITE
PACKAGES

+



WiseBanyan
Overview
Planning
Funding
Packages
Get $2,500
LW
Find Your Balance
Keep your mortgage payments as comfortable as your new home.
EST. MONTHLY PAYMENTS
$1,975.86
% OF INCOME
13.94%
Home Purchase Price: $440,000
$40K
$1M
$3M
$5M
Next
What's going on?

=

**49%**

OF RECOMMENDATIONS COMPLETED IN 1 WEEK

Our recommendation engine already has the capability to integrate a wide variety of financial offerings: savings, credit, purchases, and more

# Key Goals of Universal Digital Bank

axos™

| | |
|---|---|
| **Personalization** | › Increase chances of offering right product at the right time and place<br>› Personalization is the right antidote for too much choice, too much content, and not enough time |
| **Self-Service** | › Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages<br>› Products optimized by channel, recipient and journey<br>› Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service) |
| **Facilitate Partnerships** | › Easy integration of third-party features (e.g., biometrics)<br>› Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party<br>› Enable creative customer acquisition partners |
| **Customizable Experience** | › Provide holistic and interactive and intuitive design experience<br>› Integrate online experience with other channels |
| **Cross-Sell** | › Artificial intelligence and big data credit models enable quick credit decisions<br>› Customized product recommendations based upon analytical determination of need |

# Personalization Solution Will Increase Consumer Engagement and Lifetime Value

Goal is to present customers with customized and relevant offers at the right time via the right channel


Target unknown prospects and lookalikes
Establish a central hub for customer information needed to identify + prioritize relevant opportunities
audience studio (DMP)
Cross Sell Engine
salesforce
Ad Networks
sitecore
CMS
Contact customers via marketing automation solutions
marketing cloud
Online Banking
Websites
Enrollment
Mobile App
Present relevant personalized content across digital properties

# As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible

**Online Banking Customer Interaction**

- Provide compelling customer value proposition to use online banking
- Employ intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilize multiple channels to deliver information that reflects customer preferences

**Customer Self Service**

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
  - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
  - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

**Operational Efficiency**

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

# Holistic Credit Risk Management

**What We Do**
Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

**Credit Monitoring & Oversight**

| | | | | | |
|---|---|---|---|---|---|
| **Loan Life Cycle** | Set Appetite | Originations | Portfolio Management | Reporting | Special Assets |
| **Axos Credit Objectives** | Establish Credit Framework and Culture | Safe Growth | Monitor Assets Throughout Life Cycle | Data-Driven Decision Making | Mitigate Problem Loans |
| **Example of Credit Tools** | • Board of Directors<br>• Annual Strategic Plan<br>• Corporate Governance<br>• Policies & Approval Authorities | PCLENDER<br>nCino<br>CoStar Group<br>RIMS | iRisk<br>LERETA | REIS<br>Microsoft SQL Server | iRisk<br>LERETA |

Credit Tools list is a sampling and is not purported to be comprehensive.

# Credit Quality

## No Loans in Forbearance and Decreasing NPA

| 9/30/2020 | Loans O/S | Loans in Forbearance or Deferral | % | NPAs | % of Loans O/S |
|---|---|---|---|---|---|
| Single Family-Mortgage & Warehouse | $4,935.4 | $0.0 | 0.00% | $132.9 | 2.69% |
| Multifamily and Commercial Mortgage | $2,299.3 | $0.0 | 0.00% | $32.8 | 1.43% |
| Commercial Real Estate | $2,443.6 | $0.0 | 0.00% | $0.0 | 0.00% |
| Commercial & Industrial - Non-RE | $866.5 | $0.0 | 0.00% | $5.6 | 0.64% |
| Auto & Consumer | $330.1 | $0.0 | 0.00% | $0.8 | 0.23% |
| Other | $180.2 | $0.0 | 0.00% | $0.0 | 0.00% |
| Total | $11,055.2 | $0.0 | 0.00% | $172.1 | 1.56% |
| | | | | | |
| **12/31/2020** | **Loans O/S** | **Loans in Forbearance or Deferral** | **%** | **NPAs** | **%** |
| Single Family-Mortgage & Warehouse | $5,252.8 | $0.0 | 0.00% | $117.2 | 2.23% |
| Multifamily and Commercial Mortgage | $2,363.0 | $0.0 | 0.00% | $32.1 | 1.36% |
| Commercial Real Estate | $2,720.9 | $0.0 | 0.00% | $16.6 | 0.61% |
| Commercial & Industrial - Non-RE | $933.1 | $0.0 | 0.00% | $3.0 | 0.32% |
| Auto & Consumer | $327.3 | $0.0 | 0.00% | $0.4 | 0.11% |
| Other | $151.9 | $0.0 | 0.00% | $0.0 | 0.00% |
| Total | $11,749.1 | $0.0 | 0.00% | $169.3 | 1.44% |
| | | | | | |
| **Change from 9/30/20 to 12/31/20** | **Loans O/S** | **Loans in Forbearance or Deferral** | | **NPAs** | |
| Single Family-Mortgage & Warehouse | $317.5 | $0.0 | | -$15.7 | |
| Multifamily and Commercial Mortgage | $63.7 | $0.0 | | -$0.7 | |
| Commercial Real Estate | $277.3 | $0.0 | | $16.6 | |
| Commercial & Industrial - Non-RE | $66.6 | $0.0 | | -$2.6 | |
| Auto & Consumer | -$2.8 | $0.0 | | -$0.4 | |
| Other | -$28.3 | $0.0 | | $0.0 | |
| Total | $693.9 | $0.0 | | -$2.8 | |

# Asset Quality Built to Withstand Economic Cycles



1.42%
1.28%
1.09%
0.79%
0.77%
0.68%
0.69%
0.52%
0.55%
0.50%
0.42%
0.42%
0.43%
0.43%
0.36%
0.35%
0.23%
0.19%
0.19%
0.14%
0.04%
0.03%
0.06%
0.01%
0.02%
0.06%
0.08%
(0.01%)
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020 *
NCOs / Avg. Assets With HRB
NCOs / Avg. Assets Without HRB
NPAs / Assets

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated July 1, 2020.
*As of December 31, 2020, NPAs / Assets was 1.22% and NCOs / Avg. Assets was 0.09%.

# Diversified Funding and Liquidity

Strong Profitability and Liquidity Support Organic Growth

## Consumer and Commercial Deposits

- Axos Advisors
- Consumer Direct
- Small Business Banking
- Specialty Commercial Deposits

## Non-Interest-Bearing Deposits

- Axos Fiduciary Services
- Commercial Cash/Treasury Management
- Prepaid Consumer Debit Cards

## Off Balance Sheet Funding*

- Axos Clearing - $773 million
- FHLB - $2.5 billion
- Federal Reserve Discount Window - $1.8 billion

## Strong Capital Ratios*

- Tier 1 Capital: 11.45% (Bank)
- Tier 1 Leverage: 9.08% (Bank)
- Total Capital: 13.88 % (Holdco)
- TCE/TA: 8.08% (Holdco)
- Tangible Book Value/Share: $19.51

*As of 12/31/20

# Contact Information

**Greg Garrabrants, President and CEO**
**Andy Micheletti, EVP/CFO**

investors@axosfinancial.com
www.axosfinancial.com

**Johnny Lai, VP Corporate Development and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com